UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-15207
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(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: October 31, 2000
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                      First American Health Concepts, Inc.
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                             Full Name of Registrant

                            -------------------------
                            Former Name if Applicable

                   7776 South Pointe Parkway West, Suite 150
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Phoenix, AZ 85044-5424
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The delay in filing the Form 10-QSB for the three month period ended October 31, 2000 is due to a delay in completing the audit of the consolidated financial statements as of and for the year ended July 31, 2000. In conducting the fiscal year 2000 audit, and subsequent to the filing of the restated 1999 Form 10-KSB/A, the Company discovered additional errors and further adjustments were required to correct the previously restated financial statements. The Company then engaged Pannell Kerr Forster of Texas, P.C. to reaudit the year ended July 31, 1999. As a result of the reaudit of the financial statements for the year ended July 31, 1999 additional time was needed to fully assess the final impact of the restatements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           James A. Gresko              602               414-1290
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                         [ ] YES [X] NO

         Form 10-KSB for the year ended July 31, 2000

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the restatement of the fiscal year 1999 financial statements, to be included within the pending filing of the fiscal year 2000 Form 10-KSB, the effects of these restatements on the financial position and results of operations as it relates to each of the fiscal quarters of fiscal year 2000 has not been determined. Management expects that the impact of these restatements, when determined, will require that each of the previously filed fiscal year 2000 Form 10-QSB's will be amended to give effect to the restatement.

                      First American Health Concepts, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2000                         By: /s/ James A. Gresko
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